Exhibit 99.23

NEWS RELEASE

Trading Symbol: SVM:TSX	June 23, 2008

Drilling Intercepts 1.62 m Interval of Eruptive Breccia Grading 5.4 Grams Per Tonne Gold and 5,474 Grams Per Tonne Silver at the HPG Mine of Ying Silver Mining Camp, Henan Province, China

VANCOUVER, BRITISH COLUMBIA – June 23, 2008 - Silvercorp Metals Inc. ("Silvercorp") is pleased to provide an update on the exploration program at the HPG mine in the Ying Silver Mining Camp for the period from June 2007 to May 2008. The program is aimed at exploring the veins and mineralization along strike and dip, converting inferred resources to indicated and measured resources categories, expanding inferred resources at depth and along strike, and discovering and defining additional mineralized veins in the area.

During the period, 12,353 metres (“m”) of exploration tunnels and 16,997m drilling in 74 diamond drill holes (55 surface and 19 underground drill holes) have been completed. Out of the 74 drill holes, 45 holes intercepted significant mineralization, representing a 61% drilling success rate.

The HPG Mine, acquired one year ago by Silvercorp, has shown steady profitable production. The production profit has financed this extensive exploration work and the acquisition of LM Mining permit. This has again demonstrated Silvercorp’s successful strategy of getting into production early, even before the project’s full potential is explored, and then using the production profit to finance the exploration, resource growth and mine expansion.

The tunneling and drilling work have been carried out on 19 different veins and a new type of gold-silver mineralization, the eruptive breccias. The veins include H5, H6, H10, H10-1, H11, H12, H12-1, H13, H15, H15-1, H15-2, H16, H17, H17-1, H17-2, H18, H29, H32, and H39-1, however, most of exploration work was concentrated on the H15, H17, H29, H32 veins and newly discovered eruptive breccia type mineralization in which significant ore shoots were defined. The mineralization associated with the newly discovered eruptive breccia is high in gold and silver but low in lead and zinc.

The assay results from the drill holes are listed in the tables below. The results of the tunnels are listed on Silvercorp’s web site: www.silvercorp.ca. Significant results are:

  Drill hole ZK1510 intersected 1.62 m interval (core length) of the eruptive breccia grading 5.41 g/t (gram per tonne) gold (Au), 5,474 g/t silver (Ag) at 560m elevation;

  Drill hole ZK1511 intersected 3.52 m interval of the eruptive breccia grading 2.58 g/t Au, 186.17 g/t Ag and 1.25% lead (Pb) at the 573 elevation and a second internal of 9.7m grading 1.98g/t Au, 45.33g/t Ag and 0.16% Pb at 557m elevation;

  Drill hole ZK0703 intersected 0.34m (core length) in H10-1 Vein containing 2.59 g/t Au, 265 g/t Ag, and 12.37% Pb;

  Underground drill hole ZK0302 intersected 2.24m core interval of the H13 vein at 536m elevation, grading 838 g/t Ag, 14.13% Pb, and 0.19% Zn;

  Tunneling intercepted 0.55m true width grading 14.89 g/t Au, 246 g/t Ag, 5.63% Pb, and 0.19% Zn on 637m elevation on the H5 Vein;

  Tunneling intercepted 0.70m true width grading 1.51 g/t Au, 2,493 g/t Ag, 3.47% Pb, and 12.92% Zn at 543m elevation on the H13 Vein;

  Tunneling intercepted 0.20m true width of H6 Vein grading 12.56 g/t Au and 132 g/t Ag, at 693m elevation;

  Tunneling intercepted 0.25m true width containing 1.42 g/t Au, 4,425 g/t Ag, 3.88% Pb, and 1.12% Zn at 653m elevation on the H11 vein;

  Tunneling intercepted 0.15 m true width grading 102 g/t Ag, 29.64% Pb, and 1.12% Zn at 647m elevation on the H12 vein;

  Tunneling intercepted 2.00 m true width grading 5.22 g/t Au, 102 g/t Ag, 7.62% Pb, and 0.23% Zn at 600m elevation on the H12-1 vein; Drill hole ZK23A-03 also hit the H12-1 vein at 970m elevation that contains 104 g/t Ag, 35.06% Pb, and 0.32% Zn over 0.10m core length;

  Tunneling intercepted drifting exposed 0.40m true width grading 0.82 g/t Au, 507 g/t Ag, 29.14% Pb at 624m elevation on the H15 vein;

  Tunneling intercepted H15-1 vein at 746m elevation containing 2.64 g/t Au, 961 g/t Ag, and 7.65% Pb over 0.30m true width;

  Tunneling exposed 0.45m true width of H15-2 Vein at 694m elevation grading 2.40 g/t Au, 670 g/t Ag, 15.70% Pb; Drill hole intersected the H15-2 vein at 450m elevation grading 1.05 g/t Au, 130 g/t Ag, 10.11% Pb over 0.50 m core length;

  Tunneling intercepted 0.40m true width containing 3.04 g/t Au, 3,729 g/t Ag, 8.33% Pb and 2.44% Zn at 625m elevation on the H17 vein; underground drill hole ZK1612 intersected the H17 vein at 217m elevation that grades 5.65 g/t Au, 53 g/t Ag, 7.57% Pb, and 7.26% Zn;

  Tunneling intercepted 0.60m true width of H17-1 vein at 341m elevation containing 325 g/t Ag and 20.34% Pb, and 1.36% Zn.

  Tunneling intercepted 2.70 m true width grading 324 g/t Ag, 29.53% Pb at 364m elevation on the H17-2 vein;

  Tunneling exposed 0.40 m true width grading 4.03 g/t Au, 2,081 g/t Ag, 5.19% Pb, and 0.53% Zn at the 740m elevation on the H18 vein;

  Tunneling on the 749m elevation H29 vein intersected 0.30m true width grading 134 g/t Ag, 25.54% Pb, and 4.67% Zn;

  Tunneling on the 650m elevation H39-1 vein intersected 0.30m true width grading 2.92 g/t Au, 1,011 g/t Ag, 1.33% Pb, and 1.21% Zn;

H5 Vein
The vein is over 600 m and dips to south steeply (84 degree). Over 205 m of drift and 95 m of bypass tunnel was completed on the 460 m elevation, and a 25 m long ore shoot is defined that contains 35 to 145 g/t Ag, and 0.52 to 10.48% Pb over 0.30 to 1.80 m true width.

H6 Vein
The vein was traced over 150 m so far by tunnel with 50 to 80 degree dipping angle at 652m elevation.

H10 Vein
On the surface, the H10 vein extends over 200 m with a dipping angle of 75 degree at southeast direction. Over 88 m drifting and 57 m crosscutting were completed on the vein through PD640, which defined 30 m long, 0.15 m wide gold ore shoot at 640m elevation.

H10-1 Vein
The vein is a branch of H10 Vein and is located southeast of H10 vein. Three drill holes intercepted the vein at 615 to 619m elevation. The drill hole intercepts contain 0.29 to 2.59 g/t Au, 21 to 414 g/t Ag, and 1.49 to 52.70% Pb over 0.15 to 0.34 m core intervals.

H11 Vein
The vein is located 45 m southeast of H10 Vein and extends over 270m in length. It dips to southeast with a dipping angle of 75 degrees. Exploration work includes 137 m drifting along the vein at 652m elevation through PD640 and 6 drill holes at 500 to 530 m elevation.

H12 Vein
The vein is north-south striking and dips to east at a dipping angle of 78 degree. It has been drifted over 339 m through PD640. A 33 m long ore shoot in the vein was defined at 640m elevation which ranges 0.15 to 1.20 m in width.

H12-1 Vein
H12-1 is located 60 m east of H12 and is parallel to H12 and was tunneled over 289 m at 600m and 640m elevation through PD640. Eight diamond drill holes intercepted the vein at an elevation ranging from 571 to 640 m.

H13 Vein
A newly discovered vein, it is traced on surface over a length of 350 m. Exploration work includes 335 m drifting along the vein at 530 m elevation through PD2 and interception by 8 diamond drill holes.

H15 Vein
The vein was explored through five access tunnels – PD3 at 380m, 460m, 500m levels, PD630 at 630m level, PD700 at 700m level, PD710 at 710m level, and PD720 at 720m level. A total of 1,622 m of tunneling was completed and 30 drill holes intersected on the vein. Tunneling includes 676 m drift and 206 m raise along the vein, and 649 m of crosscut. The most significant ore shoot was about 120 m in length and 0.20 to 1.80 m in width at 380m level, grading as high as 5.38 g/t Au, 183 g/t Ag, 13.28% Pb, and 13.57% Zn.

H15-1 and H15-2 Veins
H15-1 Vein is located at 80 to 100 m west of the H15 vein. The H15-2 vein is branching out from H15 Vein at approximately 740m elevation, dipping to northwesterly with 80 degree dipping angle. H15-1 Vein was mapped on the surface about 350m in striking length while H15-2 Vein was only intercepted by diamond drilling and tunneling. The both veins are explored at 720m, 700m, and 630m elevations through the main access tunnel PD720, PD700, and PD730. A total of 413 m and 126 m drifting were completed for the H15-1 and H15-2 veins. Five drill holes intercepted the H15-2 Vein and three of them hit significant mineralization.

H16 Vein
The vein extends over 600 m in length. A total of 248 m of tunneling (217 m drifting and 31 m crosscutting) and 10 drill holes were completed on the vein. The drifting was done at 660 m level through main access tunnel PD670. Five of 10 drill holes intercepted the significant mineralization from 420m to 678m elevation.

H17 Vein
A total of 3,021 m of tunneling were completed for the vein at 10 different levels from 340m to 720m elevation through 6 main access tunnels PD2, PD3, PD630, PD670, PD700, and PD720. In PD3, tunneling was carried out on the 500m, 460m, 420m, 380m, and 340m elevation and drifted 1,364 m. 287 m drifting in PD2 was done at 530m elevation. At 630m elevation through PD630, a 425 m drift was completed. In PD670, about 284 m drift was done along the vein. In PD700 and PD720, 166 m and 495 m drifting was done at 700m and 720m elevation, respectively. Six diamond drill holes have intercepted the H17 vein with significant mineralization.

Tunneling and drilling have defined 6 high grade ore shoots. The largest shoot is 40 to 120m in length and extends from 420m to 50m elevation (350m in down dip direction) grading as high as 6.50 g/t Au, 1,256 g/t Ag, 23.06% Pb, and 14.97% Zn.

H17-1 and H17-2 Veins
H17-1 Vein is located at 35 m west of the H17 vein. H17-2 Vein, located between H17 and H15 Veins, is branching out from H15 Vein approximately at the 410m elevation and merged to H17 Vein around the 365m elevation. Both veins were not shown on the surface and were only intersected by tunneling.

H18 Vein
The vein extends northeasterly for approximately 300 m on the surface. It dips to northwest with a dipping angle of 64 to 72 degrees. A total of 626 m of drifting was completed on the vein at 720 m and 700 m elevation through PD700 and PD720.

H32 Vein
Exploration work on the vein includes 245 m of drift and 60 m of raise along the vein and 26 m of crosscut. The work defined an ore shoot about 35 m long at 620 m elevation and 50 m long at 660m elevation.

H39-1 Vein
The vein was mapped over 600 m on the surface along northeast striking direction. H39-1 Vein steeply dips to southeast. Over 422 m of tunneling was developed on the vein. The work includes 224 m of drift and 48 m of raise along the vein, and 151 m of crosscut to access the vein from main access tunnel PD640.

Eruptive Breccia
Eruptive breccia, irregularly shaped, strikes northwesterly. On the surface, the breccia is over 700m on strike and 120m in width, dipping nearly vertically and extending at least over 450m.

Drill Hole Assay Results
Mineralized	Drill	Intersection		Interval	Distance to South of Section Line 16	Elevation	Au	Ag	Ag	Pb	Zn
Veins	Holes	From (m)	To (m)	(m)		(m)	(g/t)	(g/t)	(oz/t)	(%)	(%)

.Breccia	ZK1501	126.32	128.2	1.88	794	576	0.289	160	5.14	0.33	0.02
Breccia	ZK1507	177.08	177.26	0.18	780	625	1.338	38	1.21	1.34	0.88
Breccia	ZK1509	191.15	192.64	1.49	780	583	1.191	6	0.20	0.01	0.01
Breccia	ZK1509	51.36	53.41	2.05	780	709	0.062	15	0.47	3.35	0.30
Breccia	ZK1509	37.5	41.17	3.67	780	720	0.015	4	0.12	0.57	1.32
Breccia	ZK1510	205.3	206.97	1.62	780	560	5.405	5747	184.76	0.20	0.03
Breccia	ZK1510	42.09	45.79	3.70	780	715	0.041	17	0.56	2.30	1.71
Breccia	ZK1511	186.38	190.00	3.52	800	572	2.58	186.17	5.98	1.25	Na
Breccia	ZK1511	197.10	209.00	9.7	800	557	1.98	45.53	1.46	0.16	Na
Breccia	ZK6606	33.6	35.42	1.82	900	532	0.343	32	1.02	1.15	0.10
Breccia	ZK8408	219.64	221.44	1.80	776	610	0.150	227	7.31	0.35	0.32
Breccia	ZK8408	164.58	166.38	1.80	776	649	0.124	19	0.60	2.23	0.10
Breccia	ZK8408	159.22	161.35	2.13	776	652	1.282	190	6.09	0.93	0.07
H10-1	ZK0701	4.28	4.60	0.32	610	619	0.288	21	0.67	1.49	0.03
H10-1	ZK0702	4.95	5.10	0.15	610	618	0.727	414	13.32	52.70	0.10
H10-1	ZK0703'	7.48	7.82	0.34	610	615	2.592	265	8.53	12.37	0.08
H11	ZK0703	96.12	98.8	2.68	610	532	0.792	91	2.93	9.80	0.04
H11	ZK0706	139.9	140.7	0.80	610	506	0.932	29	0.94	0.31	1.14
H12	ZK23A02	61.36	61.51	0.15	970	589	0.622	70	2.26	18.92	1.59
H12	ZK23B01	92.92	93.02	0.10	970	583	5.190	67	2.17	0.28	0.04
H12-1	ZK23A01	10.53	12.50	1.97	970	639	2.758	6	0.18	1.18	0.10
H12-1	ZK23A02	46.59	47.09	0.50	970	603	0.019	10	0.32	2.29	0.09
H12-1	ZK23A03	17.47	17.57	0.10	970	633	0.140	104	3.34	35.06	0.32
H12-1	ZK23B01	11.19	13.25	2.06	970	639	2.489	18	0.59	0.31	0.09
H12-1	ZK23B02	14.16	16.27	2.11	970	635	0.640	66	2.11	5.06	0.15
H12-1	ZK23C01	11.06	11.97	0.97	970	640	0.213	22	0.71	1.05	0.07
H12-1	ZK23C02	13.00	13.66	0.66	970	637	0.262	31	1.00	1.98	0.10
H12-1	ZK2503	116.31	117.58	1.27	990	562	0.649	135	4.34	0.35	0.08
H12-1	ZK2503	105.39	105.49	0.10	990	571	0.391	70	2.26	21.97	2.42
H13	ZK0301	75.51	77.61	2.10	506	571	0.104	139	4.47	1.55	0.65
H13	ZK0302	105.17	107.41	2.24	506	536	0.511	838	26.94	14.13	0.19
H13	ZK0303	188.01	188.61	0.60	506	453	0.223	238	7.64	21.36	0.30
H13	ZK0701	174.05	174.10	0.05	600	504	0.030	23	0.74	3.51	1.82
H13	ZK0702	219.1	221.6	2.50	602	449	0.397	25	0.80	1.89	0.14
H13	ZK0703	287.1	288.47	1.37	602	359	0.971	252	8.12	0.68	0.74
H15	ZK1609	167.33	168.23	0.84	-8	323	1.576	73	2.36	2.74	1.50
H15	ZK1609	160.20	162.26	2.06	-8	328	2.160	192	6.18	11.05	0.59
H15	ZK1612	248.41	249.16	0.75	6	237	0.046	8	0.24	0.44	1.19
H15	ZK20A01	178.72	180.17	1.45	-116	321	1.219	4	0.14	0.11	0.01
H15	ZK3601	56.03	58.05	2.02	-500	843	1.681	11	0.34	0.09	0.05
H15	ZK3602	81.05	82.25	1.16	-503	809	1.090	42	1.35	1.52	0.05
H15	ZK4404	68.17	69.05	0.88	-686	806	1.030	3	0.10	0.04	0.01
H15	ZK4408	181.79	182.09	0.30	-686	676	1.403	9	0.29	0.09	0.03
H15	ZK4806	67.73	67.91	0.18	-800	807	8.606	18	0.59	0.22	0.03

H15-2	ZK1609	14.28	14.78	0.50	-8	450	1.053	130	4.17	10.11	0.20
H15-2	ZK1610	25.03	26.18	1.15	6	438	0.180	130	4.19	1.38	0.22
H15-2	ZK16B01	41.02	42.03	1.01	-40	421	0.176	128	4.11	5.16	0.28
H16	ZK0701	247.5	47.7	0.20	604	455	0.142	43	1.40	2.33	0.36
H16	ZK1509	302.38	304.48	2.10	780	482	0.043	249	7.99	1.45	0.12
H16	ZK1510	356.02	356.53	0.51	780	420	1.584	9	0.28	0.15	0.03
H16	ZK1701	114.65	114.9	0.25	850	678	1.551	67	2.15	9.90	2.52
H16	ZK1702	184.64	184.94	0.30	850	588	0.445	45	1.43	2.62	0.65
H17	ZK0701	280.34	281.06	0.72	635	432	0.475	14	0.46	1.17	0.52
H17	ZK1101	204.2	205.35	1.15	766	548	0.313	31	1.00	4.20	0.20
H17	ZK1609	185.04	185.04	1.13	-3	308	0.049	117	3.76	11.65	1.19
H17	ZK1612	269.81	271.11	1.30	6	217	5.648	53	1.70	7.57	7.26
H17	ZK16B01	306.99	309.80	2.81	-40	160	0.371	23	0.73	0.77	2.31
H17	ZK3601	178.78	179.23	0.45	-537	758	9.902	64	2.07	0.31	0.06
H17	ZK3602	243.24	243.55	0.31	-536	656	6.260	10	0.31	0.15	0.09
H17-1	ZK1609	201.82	202.44	0.62	-3	295	0.937	69	2.20	9.47	1.33
H17-2	ZK1609	212.60	213.09	0.49	-3	286	2.758	6	0.18	1.18	0.10
H29	ZK004	117.41	117.71	0.30	1210	795	0.015	5	0.16	1.38	0.03
H29	ZK008	134.03	136.09	2.06	1230	774	0.083	12	0.40	2.02	0.08

Quality Control
Rock samples were collected by channel sampling the face of the undercut drifts. The channels were usually cut 10cm in width and 5cm in depth producing a sample weighing approximately 2kg to 10kg for each 0.10 to 1.00m interval depending on the thickness of mineralization. Drill cores are NQ/HQ size and drill core samples were taken from sawn half core limited by apparent massive galena sheet contact or shear/alteration contact.

The Company maintains a quality control program to ensure best practice in sampling and analysis of the tunnel samples. The samples are shipped directly in security sealed bags to two labs: and the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well-regarded analytical laboratory in Langfang, Hebei Province near Beijing and analytical Lab of No. 6 Team of Henan Non-Ferrous Metals Geological and Mineral Resources Bureau in Luoyang located 125km by road northeast of the LM Mine.

The sample preparation consists of drying, crushing, and splitting of the sample to 250 grams, then the sample is pulverized to 200 mesh.

No. 6 Lab utilizes two acid digestion and AA finish on a 0.5 gram sample for lead and zinc. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two acid digestion on a 0.5 gram sample and AA finish.

Langfang Lab uses the ICP-OES process to analyze for lead, zinc and silver a 0.1 gram sample is digested with hot HCL, Hot HNO3, HF and HClO4 (200 degrees centigrade) the pregnant solution is analyzed utilizing mass spectrometry.

Both labs utilize a QA/QC system of duplicates replicates and Standards.

Michael Hibbitts, P.Geo, is the Qualified Person on the project under NI 43-101.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies. In Guangdong Province, it is applying for a mining permit for the newly acquired GC/SMT property, owned through a 95% Chinese subsidiary. Silvercorp is also exploring the Na-Bao Polymetallic Project in Qinghai Province, China owned through its 82% Chinese subsidiary.

The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.